

Mail Stop 7010

February 28, 2008

Via U.S. Mail and Fax (918) 295-7361
Mr. Brian L. Cantrell
Chief Financial Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, OK 74119

> **Re:** **Alliance Resource Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 0-26823**
>
> **Form 10-Q for the Period Ended September 30, 2007**
> **Filed November 9, 2007**

Dear Mr. Cantrell:

We have reviewed your response letter dated January 23, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2006

River View, Penn Ridge, Tunnel Ridge, pages 5 & 7

Coal reserves, page 31

1. In your responses to prior comments number 16 and 17 from our letter dated December 20, 2007, you indicate that you will provide certain disclosure in future filings. Please provide specific of examples of the additional disclosure you propose to include in future filings.

Mr. Brian L. Cantrell
Alliance Resource Partners, L.P.
February 28, 2008
Page 2

Segment Information, page 41

2. We note your response to prior comment number 5 with respect to your Segment
    Adjusted EBITDA Expense non-GAAP measure. Please further clarify how your
    measure is meaningful and useful as a measure of your segment operating expenses.
    In this respect, it does not appear that you are currently reporting this measure as part
    of your segment disclosures. In addition, it does not appear that this measure
    correlates to your Segment Adjusted EBITDA profitability measure you report in
    accordance with SFAS 131. Please further clarify the usefulness of this measure as it
    relates to your segments or revise the description of this measure in future filings to
    more accurately reflect the use of the measure.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Bob Carroll at (202) 551-3362 or Chris White at (202) 551-3461
if you have questions regarding comments on the financial statements and related
matters. You may contact Ken Schuler at (202) 551-3718 with any engineering
questions. Please contact Mike Karney at (202) 551-3847, or the undersigned at (202)
551-3611 with any other questions.

                                                    Sincerely,

                                                    /s/ Anne Parker

                                                    Anne Nguyen Parker
                                                    Branch Chief